SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                        Gyrodyne Company of America, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $1.00 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    403820103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Elchanan Maoz
                                 P.O. Box 36254
                             Tel Aviv 65115 Israel.

                              Guy N. Molinari, Esq.
                       Heller Ehrman White & McAuliffe LLP
                              120 West 45th Street
                               New York, NY 10036
                                 (212) 832-8300
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 29, 2004
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403820103                                             Page 2 of 21
----------------------------------------------------------------
    1   NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF
        ABOVE PERSONS (ENTITIES ONLY)
        Kellogg Capital Group, LLC
----------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    x (a)  (b)
----------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------
    4    SOURCE OF FUNDS*
                     WC
-----------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
                     New York
-----------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
    7    SOLE VOTING POWER
                     0
-----------------------------------------------------------------
    8    SHARED VOTING POWER
                     61,772
-----------------------------------------------------------------
    9    SOLE DISPOSITIVE POWER
                     0
-----------------------------------------------------------------
    10      SHARED DISPOSITIVE POWER
                     61,772
----------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                     61,772
----------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.4%
----------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     BD
----------------------------------------------------------------

CUSIP No. 403820103                                     Page 3 of 21
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSONS (ENTITIES ONLY)
        Kellogg Group, LLC
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 X   (a)  (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
        N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
        0
----------------------------------------------------------------
   8    SHARED VOTING POWER
        61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
        0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
           61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           61,772
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.4%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
---------------------------------------------------------------

CUSIP No. 403820103                                          Page 4 of 21
-----------------------------------------------------------------
     1    NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY)
          Charles K. Kellogg
----------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 X     (a)    (b)
-----------------------------------------------------------------
     3    SEC USE ONLY
-----------------------------------------------------------------
     4    SOURCE OF FUNDS*
          N/A
------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------
     7    SOLE VOTING POWER
          0
------------------------------------------------------------------
     8    SHARED VOTING POWER
          61,772
------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER
          0
------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER
          61,772
-----------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          61,772
--------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
-----------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%
-----------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          IN
-----------------------------------------------------------------

CUSIP No. 403820103                                             Page 5 of 21
-----------------------------------------------------------------
     1    NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY)
          Lee Kellogg
-----------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  X    (a)    (b)
-----------------------------------------------------------------
     3    SEC USE ONLY
-----------------------------------------------------------------
     4    SOURCE OF FUNDS*
           N/A
------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------
     7    SOLE VOTING POWER
           0
------------------------------------------------------------------
     8    SHARED VOTING POWER
          61,772
------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER
          0
------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER
          61,772
-----------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          61,772
-----------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
-----------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%
-----------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          IN
-----------------------------------------------------------------

CUSIP No. 403820103                                             Page 6 of 21
-------------------------------------------------------------------
       1    NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Everest Special Situations Fund L.P.
-------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 X (a)   (b)
-------------------------------------------------------------------
       3    SEC USE ONLY
-------------------------------------------------------------------
       4    SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------
       5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------
       6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------
       7    SOLE VOTING POWER
            0
--------------------------------------------------------------------
       8    SHARED VOTING POWER
            29,624
--------------------------------------------------------------------
       9    SOLE DISPOSITIVE POWER
            0
--------------------------------------------------------------------
       10   SHARED DISPOSITIVE POWER
            29,624
-------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            29,624
-------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
-------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.6%
-------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*
            PN
-------------------------------------------------------------------

CUSIP No. 403820103                                     Page 7 of 21
---------------------------------------------------------------------
         1    NAME OF REPORTING PERSONS. I.R.S.IDENTIFICATION NOS.
              OF ABOVE PERSONS (ENTITIES ONLY)
               Maoz Everest Fund Management Ltd.
---------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   X  (a)    (b)
---------------------------------------------------------------------
         3    SEC USE ONLY
---------------------------------------------------------------------
         4    SOURCE OF FUNDS*
              N/A
----------------------------------------------------------------------
         5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Israel
----------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------
         7    SOLE VOTING POWER
              0
----------------------------------------------------------------------
         8    SHARED VOTING POWER
              29,624
----------------------------------------------------------------------
         9    SOLE DISPOSITIVE POWER
              0
----------------------------------------------------------------------
         10   SHARED DISPOSITIVE POWER
              29,624
---------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
              29,624
---------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
---------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.6%
---------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*
              CO
---------------------------------------------------------------------

CUSIP No. 403820103                                             Page 8 of 21
----------------------------------------------------------------------
          1    NAME OF REPORTING PERSONS. I.R.S.IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)
               Elchanan Maoz
----------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   X   (a)    (b)
----------------------------------------------------------------------
          3    SEC USE ONLY
----------------------------------------------------------------------
          4    SOURCE OF FUNDS*
               N/A
-----------------------------------------------------------------------
          5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
-----------------------------------------------------------------------
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------
          7    SOLE VOTING POWER
               0
-----------------------------------------------------------------------
          8    SHARED VOTING POWER
               29,624
-----------------------------------------------------------------------
          9    SOLE DISPOSITIVE POWER
               0
----------------------------------------------------------------------
          10   SHARED DISPOSITIVE POWER
               29,624
----------------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
               29,624
----------------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
----------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.6%
----------------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*
               IN
----------------------------------------------------------------------

     Introduction: As further described in this Schedule 13D, Everest Special Situations Fund L.P. and Kellogg Capital Group, LLC, beneficially own approximately 8% of the Common Stock of Gyrodyne Company of America, Inc. (the "Issuer"). As indicated in a letter to the Board of Directors of the Issuer dated July 8, 2004 and attached hereto as Exhibit C, Everest Special Situations Fund L.P. and Kellogg Capital Group, LLC, collectively, may explore with management and other third parties ways to maximize shareholder value.



                                  SCHEDULE 13D

Item 1.  Security and Issuer

(a)      Class of Securities: Common Stock, par value $1.00
         ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780

Item 2.  Identity and Background

     (a-c and f) The persons filing this statement are Everest Special Situations Fund L.P. ("Everest"), a Delaware limited partnership, Maoz Everest Fund Management Ltd. ("MEFM"), an Israeli company, Kellogg Capital Group, LLC ("Kellogg"), a New York limited liability company, Kellogg Group, LLC, a New York limited liability company ("Kellogg Group"), Elchanan Maoz, a citizen of Israel ("Maoz"), Mr. Charles K. Kellogg, a citizen of the United States and Ms. Lee Kellogg, a citizen of the United States. Everest, MEFM, Kellogg, Kellogg Group, Maoz, Mr. Charles K. Kellogg and Ms. Lee Kellogg are referred to herein collectively as the Reporting Person or Reporting Persons. The principal business address of Kellogg, Kellogg Group, Mr. Charles K. Kellogg and Ms. Lee Kellogg is 14 Wall Street, 27th Flr., New York, NY 10005. Ms. Lee Kellogg is the principal of Kellogg Design Inc, an interior designer. The principal business address of Everest, Maoz and MEFM is P.O. Box 36254, Tel Aviv 65115 Israel.

     Each of Everest and Kellogg is primarily engaged in the business of investing in securities. The principal business of MEFM is acting as the general partner of Everest. The Kellogg Group is the sole interest holder of Kellogg. The name, business address, present principal occupation or employment and citizenship of each executive officer, director and or executive committee member of MEFM and Kellogg is set forth on Exhibit A hereto which is incorporated herein by reference. The Kellogg Group has no officers or directors.

     Mr. Elchanan Maoz is the Chairman of Everest and the controlling stockholder, Chairman and Chief Executive Officer of MEFM. Charles K. Kellogg is a controlling member of the Kellogg Group and the Chief Executive Officer and a member of the Executive Committee of Kellogg. Ms. Lee Kellogg is a controlling member of Kellogg Group. Each of Mr. Charles K. Kellogg, Ms. Lee Kellogg and the

Kellogg Group is in a position to directly and indirectly determine the investment and voting decisions made by Kellogg. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg, except for their respective pecuniary interest therein. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest. Mr. Elchanan Maoz is in a position to directly and indirectly determine the investment and voting decisions made by MEFM, and consequently Everest. Mr. Elchanan Maoz disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest except for his pecuniary interest therein. Each of Mr. Elchanan Maoz, Everest and MEFM disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg.


     The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                  (d,e). During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Reporting Persons' (if such Reporting Person is a corporation, particularly or similar entity) executive officers, directors (if any) or executive committee members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds of Other Consideration

     The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by each of Everest and Kellogg and reported in this
Schedule 13D were as follows:

Name of Reporting Person                         Aggregate Purchase Price

Everest                                          $  806,463
Kellogg                                          $1,484,430

     Purchases to date by each of Everest and Kellogg of the Shares reported herein as beneficially owned by them have been made from their respective working capital and any and all shares of the Issuer's Common Stock to be acquired in the future shall be effected with their respective working capital.

Item 4.  Purpose of Transaction

     Everest and Kellogg purchased Shares for investment purposes and not for the purpose of controlling the Issuer or effecting control transactions. Each of Everest and Kellogg may at any time increase or decrease its position in the securities of the Issuer. Everest and Kellogg, however, believe that management of the Issuer should consider taking steps to unlock value for the Issuer's shareholders. Everest and Kellogg intend to explore ways in which the Issuer could maximize shareholder value. In this connection, Everest and Kellogg may communicate with other shareholders, industry participants and other potentially interested parties, seek board representation, and/or seek to discuss with the Issuer's management (i) management's current and future strategies with respect to the Company's assets, (ii) the Issuer's ongoing dispute with SUNY Stony Brook regarding SUNY Stony Brook's efforts to acquire land from the Issuer in Suffolk County, New York via eminent domain/condemnation proceedings and (iii) the willingness of Everest and Kellogg, under the appropriate circumstances, to work with the Issuer in challenging SUNY Stony Brook's eminent domain action. While Everest and Kellogg currently intend to act in concert in pursuing the above course of action, each reserves the right to take such action or any other action independent of the other.

     The Reporting Persons currently have no plans, proposals or intentions which would result in any actions described in clauses (a) through (j) in Item 4 (Proposed Transaction) of the General Instructions of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) As of the close of business on July 8, 2004, the Reporting Persons may be deemed to own beneficially in the aggregate 91,396 shares of the Issuer's Common Stock which constitutes approximately 8% of the outstanding shares of the Issuer's Common Stock (based upon the number of shares that were reported to be outstanding in the Issuer's Form 10-Q SB for the fiscal quarter ended January 31, 2004). Mr. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to own beneficially the shares of the Issuer's Common Stock by Everest. Mr. Elchanan Maoz disclaims beneficial ownership of such shares of the Issuer's Common Stock except to the extent of his pecuniary interest therein. Kellogg Group as the sole member of Kellogg may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially owned by Kellogg. Mr. Charles K. Kellogg and Ms. Lee Kellogg, by virtue of their status as controlling members of Kellogg Group, may be deemed to own beneficially the shares of the Issuer's Common Stock beneficially owned by Kellogg Group, and consequently Kellogg. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group disclaim beneficial ownership of such shares of the Issuer's Common Stock except to the extent of their pecuniary interest therein.

     (b) Each of Everest, MEFM and Kellogg, respectively, has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of which it is deemed to beneficially own. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group may be deemed to share with Kellogg such powers with respect to the shares of the Issuer's Common Stock Kellogg beneficially owns. Mr. Elchanan Maoz may be deemed to share with MEFM such powers with respect to the shares of the Issuer's common stock MEFM beneficially owns.

     The following table sets forth the transactions effected by Everest and Kellogg with respect to the Issuer's Common Stock during the past sixty days. Unless otherwise noted, all such transactions were effected in the open market. Except as reported herein no other Reporting Person effected any transactions with respect to the Issuer's Common Stock during the past sixty days.

                              Kellogg Transactions

     Date         Price      No. of Shares Purchased
   7/6/2004      $ 28.24               100
   7/7/2004      $29.0916             4,500


                              Everest Transactions

     Date         Price      No. of Shares Purchased
   5/7/2004       $28.00              1,100
   5/17/2004      $27.97              1,100
   5/20/2004      $27.82               100
   5/20/2004      $27.78               300
   5/20/2004      $27.78               300
   5/20/2004      $27.78               300
   6/29/2004      $27.91               100
   6/29/2004      $27.25               189
   6/30/2004      $27.96               100
   6/30/2004      $27.98               100
   6/30/2004      $28.18               100
   6/30/2004      $28.18               100
   6/30/2004      $28.16               100
   6/30/2004      $28.18               100
   6/30/2004      $28.00               800


          (c) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

          (d) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of Issuer

     Everest and Kellogg, LLC, beneficially own approximately 8% of the Common Stock of the Issuer. In a letter to the Board of Directors of the Issuer dated July 8, 2004 and attached hereto as Exhibit C, Everest and Kellogg indicted that together they intend to explore ways in which the Issuer could maximize shareholder value. In this connection, Everest and Kellogg may communicate with other shareholders, industry participants and other potentially interested parties, seek board representation, and/or seek to discuss with the Issuer's management (i) management's current and future strategies with respect to the Company's assets, (ii) the Issuer's ongoing dispute with SUNY Stony Brook regarding SUNY Stony Brook's efforts to acquire land from the Issuer in Suffolk County, New York via eminent domain/condemnation proceedings and (iii) the willingness of Everest and Kellogg, under the appropriate circumstances, to work with the Issuer in challenging SUNY Stony Brook's eminent domain action. While Everest and Kellogg currently intend to act in concert in pursuing the above course of action, each reserves the right to take such action or any other action independent of the other.


Item 7.  Material to be filed as Exhibits

     Exhibit A -- Directors and Executive Officers of Maoz Everest Fund Management Ltd. and Kellogg Capital Group, LLC.

     Exhibit B -- Joint Filing Agreement dated July 8, 2004.

     Exhibit C -- Letter to Gyrodyne Company of America, Inc. dated July 8, 2004 from Kellogg Capital Group, LLC and Everest Special Situations Fund L.P.

     Exhibit  D--  Power of  Attorney  of each of  Charles  K.  Kellogg  and Lee
Kellogg.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  July 8, 2004


EVEREST SPECIAL SITUATIONS FUND L.P.

By:      Maoz Everest
         Fund Management Ltd.,
         its general partner


         By:      /s/ Elchanan Maoz
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer


MAOZ EVEREST FUND MANAGEMENT LTD.

         By:      /s/ Elchanan Maoz
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer

         /s/ Elchanan Maoz
         Elchanan Maoz


KELLOGG CAPITAL GROUP, LLC

         By:      /s/ Mathew Brand
         Name:    Matthew Brand
         Title:   Managing Director

KELLOGG GROUP, LLC

         By:      /s/ Charles Kellogg
         Name:      Charles Kellogg
         Title:     Managing Member

         /s/ Charles K. Kellogg
         Charles K. Kellogg

         /s/ Lee Kellogg
         Lee Kellogg

                                    EXHIBIT A


(i) DIRECTORS AND EXECUTIVE OFFICERS OF MAOZ EVEREST FUND MANAGEMENT LTD.

     The name and present principal occupation or employment of the directors and executive officers of Maoz Everest Fund Management Ltd. are set forth below. The business address of each director and executive officer is P.O. Box 36254 Tel Aviv 65115, Israel. All such persons are citizens of Israel.

                                           Present Principal
Name and Position                          Occupation or Employment
Elchanan Maoz, Chairman and Chief          Chairman and Chief Executive Officer
Executive Officer                          Maoz Everest Fund Management Ltd.

Guy Ayalon, General Manger                 General Manager
                                           Maoz Everest Fund Management Ltd.



(ii) EXECUTIVE COMMITTEE MEMBERS AND EXECUTIVE OFFICER OF KELLOGG CAPITAL GROUP, LLC

     The name and present principal occupation or employment of the directors and executive officers of Kellogg Capital Group, LLC are set forth below. The business address of each Executive Committee Member and executive officer is 14 Wall Street, 27th Flr., New York, NY 10005. All such persons are United States citizens.

                                             Present Principal
Name and Position                            Occupation or Employment

Charles K. Kellogg,                          Chief Executive Officer
Chief Executive Officer                      Kellogg Capital Group, LLC
                                             and Executive Committee Member

Matthew Brand                                Executive Committee Member
Executive Committee Member                   Kellogg Capital Group, LLC

Mark Schalles                                Executive Committee Member
Executive Committee Member                   Kellogg Capital Group, LLC

Jeff Benton                                  Executive Committee Member
Executive Committee Member                   Kellogg Capital Group, LLC


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



Christopher Carey                            Executive Committee Member
Executive Committee Member                   Kellogg Capital Group, LLC

Greg Villany                                 Executive Committee Member
Executive Committee Member                   Kellogg Capital Group, LLC

James Hyde                                   Executive Committee Member
Executive Committee Member                   Kellogg Capital Group, LLC




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


                                    EXHIBIT B

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $1.00 per share, of Gyrodyne Company of America, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 8th day of July, 2004. Each the persons named below shall be responsible for the accuracy and completeness of his/her/its own disclosure in such filings. Any party hereto may terminate this Agreement at any time on twenty-four hours written notice to the other parties.

EVEREST SPECIAL SITUATIONS FUND L.P.

By:      Maoz Everest
         Fund Management Ltd.,
         its general partner

         By:      /s/ Elchanan Maoz
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive
                  Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

         By:      /s/ Elchanan Maoz
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive
                  Officer

         /s/ Elchanan Maoz
         Elchanan Maoz

KELLOGG CAPITAL GROUP, LLC

         By: /s/ Matthew Brand
         Name:    Matthew Brand
         Title:   Managing Director

KELLOGG GROUP, LLC

         By: Charles Kellogg
         Name:      Charles Kellogg
         Title:     Managing Member

         /s/ Charles K. Kellogg
         Charles K. Kellogg


         /s/ Lee Kellogg
         Lee Kellogg

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


                                    EXHIBIT C

                   LETTER TO GYRODYNE COMPANY OF AMERICA, INC.

      Kellogg Capital Group, LLC           Everest Special Situations Fund L.P.
      14 Wall Street, 27th Flr.                     P.O. Box 36254
        New York, NY 10005                       Tel Aviv 65115 Israel


July 8, 2004


Paul L. Lamb, Chairman of the Board
Stephen V. Maroney, Chief Executive Officer
Richard B. Smith
Ronald J. Macklin
Philip F. Palmedo
Robert F. Beyer


Gyrodyne Company of America, Inc.
102 Flowerfield Street, Suite 28
Saint James, NY 11780

Dear Sirs:


     Kellogg Capital Group, LLC and Everest Special Situations Fund LP between them own in the aggregate 91,396 shares of the common stock of Gyrodyne Company of America, Inc. (the "Company") which represents approximately 8% of the Company's issued and outstanding common stock. We believe that Company management should consider taking steps to unlock value for the Company's shareholders.


     We understand that the Company has two principal assets: (1) 314 acres of vacant land in Long Island known as Flowerfield, of which approximately 30 acres are utilized for commercial rental property, and (2) a 10.93% interest in Callery-Judge Grove (a 3,695 acre citrus grove in Palm Beach County, Florida which is currently being considered for a residential, commercial and/or industrial development). We are aware that the Flowerfield property is subject to rezoning and potential eminent domain/condemnation hearing proceedings and that management is pursuing a plan to develop the Flowerfield property as a "luxury residential golf course community".


     We intend to explore ways in which the Company could maximize shareholder value. In this connection, we may communicate with other shareholders, industry


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


participants and other potentially interested parties, seek board representation, and/or seek to discuss with the Company's management (i) management's current and future strategies with respect to the Company's assets,
(ii) the Company's ongoing dispute with SUNY Stony Brook regarding SUNY Stony Brook's efforts to acquire land in Suffolk County, New York from the Company via eminent domain/condemnation proceedings and (iii) our willingness, under the appropriate circumstances, to work with the Company in challenging SUNY Stony Brook's eminent domain action.

Sincerely,

KELLOGG CAPITAL GROUP, LLC


By:      /s/ Matthew Brand
Name:    Matthew Brand
Title:   Managing Director


EVEREST SPECIAL SITUATIONS FUND L.P.

By:  MAOZ EVEREST FUND MANAGEMENT LTD.

By:      /s/ Elchanan Maoz
Name:    Elchanan Maoz
Title:   Chairman and Chief Executive Officer

                                    EXHIBIT D

                          POWER OF ATTORNEY OF EACH OF
                       CHARLES K. KELLOGG AND LEE KELLOGG

                                POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, THAT CHARLES K. KELLOGG hereby appoints Matthew Brand, his true and lawful attorney for him and in his name for the purpose of executing on his behalf the Statement, any amendment to any Statement of Changes in Beneficial Ownership of Securities on Schedule 13D and 13G relating to the Company, and any additional schedules which may be promulgated pursuant to Rule 13d-1(b)(3) or (4) of the Securities Exchange Act of 1934, as amended, or any amendments thereto, in connection with his transactions in shares of common stock of the Gyrodyne Company of America, Inc. and causing such forms to be filed with the Securities and Exchange Commission and any nationally recognized stock exchange. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed this 6th day of June, 2004.

                              CHARLES K. KELLOGG


                             /s/ Charles K. Kellogg

                                POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, THAT LEE KELLOGG hereby appoints Matthew Brand, her true and lawful attorney for him and in her name for the purpose of executing on her behalf the Statement, any amendment to any Statement of Changes in Beneficial Ownership of Securities on Schedule 13D and 13G relating to the Company, and any additional schedules which may be promulgated pursuant to Rule 13d-1(b)(3) or (4) of the Securities Exchange Act of 1934, as amended, or any amendments thereto, in connection with her transactions in shares of common stock of the Gyrodyne Company of America, Inc. and causing such forms to be filed with the Securities and Exchange Commission and any nationally recognized stock exchange. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed this 6th day of June, 2004.


                                  LEE KELLOGG

                                 /s/ Lee Kellogg


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